EXHIBIT 99(iv)
                                                Unity Bancorp, Inc.



June 28, 2001


To the Holders of the Series A
Preferred Stock of Unity Bancorp, Inc.

Dear Shareholder:

     In connection with our offer to exchange shares of common stock and common stock purchase warrants for the shares of Series A Preferred Stock which you hold, we were required to make certain filings with the U.S. Securities and Exchange Commission. In response to certain comments we have received from the SEC, we have made certain revisions to the disclosure documents which we previously sent to you. A copy of the revised prospectus and letter of transmittal are enclosed with this letter.

     Although the revisions to the disclosure documents do not change the terms of the exchange offer, we are required to extend the offering period and the pricing period for the offer to provide holders of the Series A Preferred Stock time to receive and review the revised prospectus. As extended, the expiration date for the offer will be July 13, 2001 at 5:00 p.m., New York City time, unless further extended. The pricing period, to be used for the purpose of adjusting the assumed value of the Series A Preferred Stock, as discussed in the prospectus, will end prior to the second day preceding the expiration date, or, at the close of trading on July 10, 2001.

     If you have previously tendered your Series A Preferred Stock in this offering and do not want to withdraw your acceptance, you do not need to take any action.

     Under SEC rules all holders of the Series A Preferred Stock continue to have withdrawal rights with regard to tendered shares, as described in the Prospectus.

     If you have not yet tendered your shares and you wish to accept our exchange offer, you must complete the enclosed form of letter of transmittal and submit the letter of transmittal, along with your Series A Preferred Stock certificates, to:

     Unity Bancorp, Inc.
     64 Old Highway 22
     Clinton, New Jersey 08809
     Attention: Corporate Secretary.

     If you should have any questions regarding the offering, please call Mr. James A. Hughes at (908) 730-7630.

     We urge you to carefully read the enclosed materials, and make your own determination as to whether or not you should accept this exchange offer.



                                                     Very truly yours,



                                                     Unity Bancorp, Inc.